Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 7th day of October, 2026.

BITFURY HOLDING B.V.

By: /s/ Stijn Ehren

Name: Stijn Ehren

Title: Managing Director

BITFURY TOP HOLDCO B.V.

By: /s/ Stijn Ehren

Name: Stijn Ehren

Title: Managing Director

BITFURY GROUP LIMITED

By: /s/ Stijn Ehren

Name: Stijn Ehren

Title: Director

V3 HOLDING LIMITED

By: /s/ Stijn Ehren

Name: Stijn Ehren

Title: Director

VALERIJS VAVILOVS

By: /s/ Stijn Ehren

Name: Stijn Ehren